February 25, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sirs:

Re: Miranda Gold Corp.

We have read the statements that we understand Miranda Gold Corp. will include under Item 16F of the Form 20-F report it will file regarding the recent change of auditors. We agree with the statements made regarding our firm. We have no basis to agree or disagree with other statements made under Item 16F.

Yours truly,

Chartered Accountants